05036364

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45027

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
West Broadway Partners, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary R. Purwin (212) 832-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William H. Ahrens
(Name – *if individual, state last, first, middle name*)

200 E 66th Street	New York	NY	10021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary R. Puwrin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of West Broadway Partners, L.P., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires Nov. 19, 2005

Signature

Financial Operations Officer
Title

Veronica D. De Los Santos
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

200 East 66th Street
New York, NY 10021

Independent Auditor's Report

To the Partners of
West Broadway Partners, L.P.

I have audited the accompanying statement of financial condition of WEST BROADWAY PARTNERS, L.P. (the "Partnership") as of December 31, 2004, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's General Partner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WEST BROADWAY PARTNERS, L.P. as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented by the Partnership for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William H. Ahrens, CPA
New York, NY
February 22, 2005

West Broadway Partners, L.P.
Statement of Financial Condition
December 31, 2004

Assets	
Receivable from clearing broker	$25,637,497
Financial instruments owned, pledged to clearing broker, at market value	21,754,755
Investment in affiliated fund	286,943
Interest and dividends receivable	36,588
Total assets	$47,715,783
Liabilities and Partners' Capital	
Liabilities	
Financial instruments sold, not yet purchased, at market value	$ 4,074,725
Dividends and interest payable	13,258
Accrued expenses and other liabilities	674,103
Total liabilities	4,762,086
Partners' capital	42,953,697
Total liabilities and partners' capital	$47,715,783

The accompanying notes are an integral part of these financial statements.

West Broadway Partners, L.P.
Condensed Schedule of Investments
December 31, 2004

Number of Shares or Principal Amount	Description	Market Value	Percentage of Partners' Capital
	Financial Instruments Owned, Pledged to Clearing Broker		
	Common Stocks		
	United States		
	Basic Materials	$ 2,028,000	4.72%
	Capital Goods	503,375	1.17%
	Financial	2,726,614	6.35%
	Casino and Gaming		
37,724	Mandalay	2,656,901	6.19%
	Other	765,320	1.78%
	Printing and Publishing	964,968	2.25%
	Telecommunications	497,000	1.16%
	Health and Related		
65,662	Ocular Sciences	3,218,095	7.49%
30,000	Guidant Corp	2,163,000	5.04%
	Other	2,480,698	5.78%
	Technology	2,461,259	5.73%
	Utilities	807,000	1.88%
	Total (cost $20,533,437)	21,272,230	49.54%
	Japan		
	Consumer Products (cost $157,705)	102,595	0.24%
	Total Common Stocks (cost $20,691,142)	21,374,825	49.78%
	Debt Securities – United States		
	Communications (cost $345,025)	357,700	0.83%
	Options – United States		
	(cost $23,802)	22,230	0.05%
	Total Financial Instruments Owned, Pledged to Clearing Broker (cost $21,059,969)	$21,754,755	50.66%

The accompanying notes are an integral part of these financial statements.

Number of Shares or Principal Amount	Description	Market Value	Percentage of Partners' Capital
Financial Instruments Sold, Not Yet Purchased			
	Common Stocks		
	United States		
	Basic Materials	$ 69,570	0.16%
	Health and Related	1,797,574	4.18%
	Casino and Gaming	549,033	1.28%
	Total (proceeds $1,979,168)	2,416,177	5.62%
	Japan		
	Financial (proceeds $96,457)	103,962	0.25%
	Total Common Stocks (proceeds $2,075,625)	2,520,139	5.87%
	Exchange Traded Funds S&P Depository Receipts (proceeds $1,417,050)	1,450,440	3.38%
	Options (proceeds $108,593)	104,146	0.24%
	Total Financial Instruments Sold, Not Yet Purchased (proceeds $3,601,268)	$ 4,074,725	9.49%

The accompanying notes are an integral part of these financial statements.

West Broadway Partners, L.P.
Statement of Operations
December 31, 2004

Revenues	
Net realized and unrealized gain (loss) on	
Securities transactions	$ 537,612
Loss on investments in affiliated entities	(261,066)
Futures	6,053
Interest	651,180
Dividends	683,437
Total revenues	1,617,216
Expenses	
Interest	305,004
Dividends	285,141
Management fees	717,808
Professional fees and other expenses	194,475
Total expenses	1,502,428
Net income	$ 114,788

The accompanying notes are an integral part of these financial statements.

West Broadway Partners, L.P.
Statement of Changes in Partners' Capital
Year Ended December 31, 2004

	General Partner	Limited Partner	Total
Partners' capital, January 1, 2004	$ 186,840	$51,271,413	$51,458,253
Contributions	-	6,419,663	6,419,663
Withdrawals	-	(15,039,007)	(15,039,007)
Allocations of net income			
Pro-rata allocation	4,490	110,298	114,788
Incentive allocation	31,761	(31,761)	-
Partners' capital, December 31, 2004	$ 223,091	$42,730,606	$42,953,697

The accompanying notes are an integral part of these financial statements.

West Broadway Partners, L.P.
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities		
Net income		$ 114,788
Unrealized loss on investment in affiliated fund		240,654
(Increase) decrease in operating assets		
Receivable from clearing broker	$(10,647,082)	
Financial instruments owned, pledged to clearing broker	48,536,748	
Investment in affiliated fund	(125,000)	
Interest and dividends receivable	54,876	
Distributions receivable	83,523	37,903,065
Increase (decrease) in operating liabilities		
Financial instruments sold, not yet purchased	(29,665,637)	
Interest and dividends payable	(26,193)	
Accrued expenses and other liabilities	52,667	(29,639,163)
Net cash provided by operating activities		8,619,344
Cash flows from financing activities		
Capital contributions by limited partners		6,419,663
Capital withdrawals by limited partners		(15,039,007)
Net cash used in financing activities		(8,619,344)
Net change in cash		-
Cash		
Beginning of year		-
End of year		$ -
Supplemental disclosure of cash flow information		
Cash paid during the year for interest		$ 325,786

The accompanying notes are an integral part of these financial statements.

1. Organization

West Broadway Partners, L.P. (the "Partnership"), an Illinois limited partnership, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Partnership specializes in hedged investment strategies such as merger arbitrage, options, futures and warrant arbitrage, convertible bond arbitrage and stock index arbitrage, although the Partnership will also participate in other investment strategies, including reverse conversion transactions. West Broadway Advisors, LLC (the "General Partner"), an Illinois corporation, serves as the general partner of the Partnership.

2. Significant Accounting Policies

Financial Instrument Transactions

Purchases and sales of financial instruments owned, pledged to clearing broker, and financial instruments sold, not yet purchased, other equity derivatives, financial futures and the related revenues and expenses are recorded on a trade-date basis. All financial instrument transactions are executed and cleared through, and held in custody primarily by one broker. This broker is a member of major U.S. and international securities exchanges. Net gain on reverse conversion transactions, which includes realized gains and losses on the underlying securities and option component of such transactions, are determined on the trade date with the counterparty and recognized over the term of the transaction.

Valuation

Securities listed on a national securities exchange are valued at their last sales price. Securities which are not listed are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Options listed on a national securities exchange are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Equity derivatives, which include "total return swaps", are valued by the relationship to the underlying equity security and money market based interest rates.

Financial instruments whose market quotations are not readily available are valued at fair value as determined by the General Partner, after consideration of factors considered relevant, including quotations provided by market markers.

The investment in affiliated fund is carried at fair value, which reflects the Partnership's proportionate share of the net assets of the underlying partnership.

Financial instruments are either carried at market or fair value, or at amounts that approximate fair value.

2. Significant Accounting Policies (cont'd)

Interest and Dividends

Interest income is recognized on the accrual basis. Dividend income and dividends paid on financial instruments sold, not yet purchased, are recognized on the ex-dividend date.

Taxes

No provision for federal, state and local income taxes has been made, as partners are individually responsible for taxes on their proportionate share of the Partnership's taxable income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-Monetary Transactions

The Partnership may receive a variety of research, execution, and other types of products and services through "soft dollar" arrangements entered into with brokers. No amounts have been included in the financial statements with respect to such arrangements.

3. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Partnership trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the related amounts recorded. These financial instruments may include financial instruments sold, not yet purchased, financial futures contracts, total return swaps, and written option contracts. At December 31, 2004, the Partnership owned or sold short securities, financial futures and written option contracts. There were no total return swaps outstanding at December 31, 2004.

Financial instruments sold, not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the financial statements.

3. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk (cont'd)

Financial futures contracts are traded on national futures exchanges. They provide for the delayed delivery of securities or money-market instruments for which the counterparty agrees to make or take delivery at a specified future date for a specified future price or yield. These contracts contain off-balance-sheet market risk since the value of the contracts is directly influenced by changes in market prices of underlying instruments.

Exchange traded options allow the holder of the option to buy or sell specified securities at the holder's option. As a writer of exchange listed options, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the option. Accordingly, these transactions result in off-balance-sheet risk as the Partnership may be committed to purchase or sell securities at a future date at prevailing market prices.

The Partnership attempts to minimize its exposure to market and credit risks through the use of various strategies and credit monitoring techniques. For reverse conversion transactions, market and credit risks are minimized by entering into such transactions only with securities with a history of consistent dividends and with the Partnership's clearing broker as the sole counterparty.

The Partnership clears all of its securities transactions through a clearing broker. Accordingly, substantially all of the Partnership's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate the securities held. Additionally, pursuant to the terms of the agreement between the Partnership and its clearing broker, the clearing broker has the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Partnership no maximum amount applies to all trades executed through the clearing broker, the Partnership believes there is no maximum amount assignable to this right. At December 31, 2004, the Partnership did not record liabilities with regard to the right. The Partnership has the ability to pursue collection from or performance of the counterparty. The Partnership's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business. In the normal course of business the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

4. Receivable from Clearing Broker

The balance with the clearing broker represents the net proceeds of the financial instruments sold, but not yet purchased and amounts on deposit. Such amounts are subject to margin and other requirements and may not be available for general use, except to close out open short positions.

5. Investment in Affiliated Fund

Investment in affiliated fund at December 31, 2004 represents a 25% limited partner interest with a fair value of $286,943 in West Broadway Interactive Capital Fund, LLC. The affiliated fund is also managed by the Partnership's General Partner, and is invested in private equity securities.

6. Partnership Terms

Pursuant to the limited partnership agreement, as amended, the Partnership pays the General Partner a management fee computed at an annual rate of 2% of net assets for services rendered in connection with the management and operation of the Partnership. Such fee is calculated monthly based on the value of the net assets for the Partnership at the end of each calendar month. The General Partner may waive its right to receive management fees from certain limited partners. As of December 31, 2004, management fee payable of $54,036 is included as a component of accrued expenses and other liabilities.

In addition, at the end of each year, the General Partner will receive an incentive allocation equal to 20% of the net profits allocated to each limited partner's capital account, exclusive of the limited partner's capital account of the principal of the General Partner. The General Partner participated in the Partnership's results of operations and was allocated $4,490 of net income in its role as a partner of the Partnership and also received its incentive allocation of $31,761.

The term pro rata as used in the statement of changes in partners' capital represents the allocation of income/loss made at the close of each fiscal period in accordance with the partnership agreement. In general, trading income and expenses are allocated among the partners in proportion to each partner's capital interest as of the beginning of such fiscal period.

Under the terms of the limited partnership agreement, a limited partner may withdraw all or any part of its capital account at the end of any fiscal quarter, subject to providing thirty days prior notice to the General Partner.

The General Partner's capital does not include a limited partnership interest of the principal of the General Partner. Such capital amounting to $10,382,306 as of December 31, 2004 is included as a component of Limited Partners' capital.

7. Net Capital Requirement

As a registered broker-dealer, the Partnership is subject to the SEC's net capital rule. The Partnership computes its net capital under the aggregate indebtedness method, which requires the maintenance of minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater.

At December 31, 2004, the Partnership had net capital of $39,119,360, which exceeded its minimum net capital requirement of $100,000 by $39,019,360 and its ratio of aggregate indebtedness to net capital was 0.02 to 1.

8. Reserve and Possession or Control Requirements

The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

9. Subsequent Event

On January 1, 2005, capital withdrawals made were $19,940,807.

10. Financial Highlights

Ratios to average net asset value

Total return	
Total return before incentive allocation	0.41%
Incentive allocation	(0.05)%
Total return after incentive allocation	0.36%
Expense ratios	
Operating expenses	2.49%
Interest and dividend expenses	1.56%
Total expense ratio	4.05%
Incentive allocation	0.05%
Total expenses and incentive allocation	4.10%
Net investment loss ratio	**(0.45)%**

Total return is a noncumulative, annual calculation for the limited partners taken as a whole excluding certain affiliated limited partners, and does not represent the performance since inception of the Partnership. An individual investor's annual return, and net investment income and expense ratios, may vary from those percentages based upon timing of capital transactions. The total expenses incentive allocation and the total return after incentive allocation adjust the operating expenses and the total return before incentive allocation calculations for the General Partner's carried interest.

West Broadway Partners, L.P.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Net capital		
Total partners' capital		$42,953,697
Deductions and/or charges		
Non-allowable assets	$ (286,943)	
Other charges	27,425	(259,518)
Net capital before haircuts on securities positions		42,694,179
Haircuts		
Equity securities	(3,196,324)	
Foreign equity securities	(9,367)	
Options	(315,473)	
Debt securities	(53,655)	(3,574,819)
Net capital		39,119,360
Less: Minimum net capital requirements at 6 2/3% of aggregate Indebtedness ($100,000 if higher)		100,000
Excess net capital		$39,019,360
Aggregate indebtedness		
Dividends and interest payable		$ 13,258
Accrued expenses and other liabilities		674,103
		$ 687,361
Ratio of aggregate indebtedness to net capital		0.02:1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation and the corresponding computation prepared by the Partnership and included in its initial unaudited Part II A Focus Report as of December 31 2004.

William H. Ahrens

Certified Public Accountant

CPA in CT and NY

200 East 66th Street
New York, NY 10021

Independent Auditor's Report

To the Partners of
West Broadway Partners, L.P.

In planning and performing my audit of the financial statements of WEST BROADWAY PARTNERS, L.P. (the "Partnership") for the year ended December 31, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recording differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William H. Ahrens

William H. Ahrens, CPA
New York, NY
February 22, 2005